UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING
(Check One):[X]Form 10-KSB [ ]Form 20-F [ ]Form 1l-K [ ]Form 10-Q [ ]Form N-SAR

For Period Ended: December 31, 1998
[ ] Transition Report on Form 10-K                          SEC FILE NUMBER
[ ] Transition Report on Form 20-F                               0-27132
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q                            CUSIP NUMBER
[ ] Transition Report on Form N-SAR                             88101V302
For the Transition Period Ended:

  Read Instruction {on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                            Terrace Food Group, Inc.
                            ------------------------
                            Full Name of Registrant

                             Terrace Holdings, Inc.
                           -------------------------
                           Former Name if Applicable


                               1351 N.W. 22nd Street
           ---------------------------------------------------------
           Address of Principal Executive Office (Street and Number)


                          Pompano Beach, Florida 33069
                         ------------------------------
                            City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                            (a)  The reasons  described in reasonable  detail in
                                 Part III of this form could not be eliminated without unreasonable effort or expense;
                            (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, I I-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day
                  [X] following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant's Form 10-KSB for the year ended December 31, 1998, could not be filed within the prescribed time period because its independent auditors have not completed their audit procedures relating to the effect of certain transactions.


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Jonathan S. Lasko              954             917-7272
         -----------------          ---------       ----------------
             (Name)                (Area Code)     (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                [ X] Yes [   ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                [ X] Yes [  ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                            Terrace Food Group, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  March 30, 1999                      By  /s/Jonathan S. Lasko
                                               ---------------------
                                                  Jonathan S. Lasko


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

     The Company expects to report significantly higher revenue and a significantly higher loss from operations for the year ended December 31, 1998, as compared to the corresponding period in the prior year. The increase in revenue is principally attributable to a combination of the January 1998 acquistion of Fresh, Inc., the July 1998 acquisition of Banner Beef and Seafood, Inc. and significant sales growth in the Company's Foodservice business. The increased loss from continuing operations is attributable to several factors. The Company incurred significant startup and product rollout costs associated with its 1998 acquisition of Banner Beef and Seafood. Additionally, the Company's Foodservice business experienced much higher operating costs and a lower gross profit margin associated with its move to a new and larger facility in 1998 and the rollout of a higher volume lower margin cruise ship division.